Exhibit 2

NEW GOLD INC.

(formerly DRC Resources Corporation)

(an Exploration Stage Company)

FINANCIAL STATEMENTS

December 31, 2005

DE VISSER GRAY

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of New Gold Inc.:

We have audited the balance sheets of New Gold Inc. as at December 31, 2005 and 2004 and the statements of operations and deficit and cash flows for each of the years in the two-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for each of the years in the two-year period ended December 31, 2005 in conformity with Canadian generally accepted accounting principles.

The financial statements as at and for the year ended December 31, 2003 was audited by other auditors who expressed opinions without reservation on those financial statements in their report to the shareholders dated February 20, 2004.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

March 15, 2006

BEAUCHAMP & COMPANY

CHARTERED ACCOUNTANTS

#205 – 788 BEATTY STREET

VANCOUVER, B.C. V6B 2M1

PHONE: 604-688-2850

FAX: 604-688-2777

AUDITORS’ REPORT

To the Shareholders of

DRC Resources Corporation

We have audited the consolidated balance sheets of DRC Resources Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted standards in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the result of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from United States generally accepted accounting principles and practices. Application of United States generally accepted accounting principles and practices would have affected the results of operations for the year ended December 31, 2003 and the assets and shareholders’ equity as at December 31, 2003 to the extent summarized in note 16 to the consolidated financial statements.

Vancouver, B.C.	“BEAUCHAMP & COMPANY”
February 20, 2004	Chartered Accountants

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

BALANCE SHEETS

As at December 31, 2005 and 2004

(Canadian dollars)

	2005	(Note 15) 2004
ASSETS
Current assets
Cash and cash equivalents	$18,178,820	$25,029,585
Accrued interest receivable	19,763	71,912
Amounts receivable	305,810	170,636
Prepaid expenses	107,686	81,442

	18,612,079	25,353,575
Mineral Properties – Schedule (Note 3)	22,561,015	5,933,932
Property and Equipment (Note 4)	578,499	508,138

	$41,751,593	$31,795,645

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$3,767,475	$1,164,350
Current portion of capital lease payable (Note 5)	30,228	22,671

	3,797,703	1,187,021
Capital lease payable (Note 5)	—	30,228
Future income taxes (Note 6)	4,384,680	922,675

	8,182,383	2,139,924

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	39,461,796	33,008,361
Contributed surplus (Note 10)	1,727,584	868,190
Deficit	(7,620,170)	(4,220,830)

	33,569,210	29,655,721

	$41,751,593	$31,795,645

Commitments and Contingent Liabilities (Note 13)	See accompanying notes.

APPROVED BY THE BOARD

“Chris Bradbrook”	“Paul Sweeney”
Chris Bradbrook	Paul Sweeney
Director	Director

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended December 31, 2005, 2004 and 2003

(Canadian dollars)

	2005	(Note 15) 2004	(Note 15) 2003
Income
Interest and other income	$487,893	$560,615	$182,839
Gain on sale of marketable security	—	8,290	—
Gain on sale of investment property	—	32,801	—

	487,893	601,706	182,839

Expenses
Amortization	95,496	40,518	12,536
BC capital tax	—	—	30,945
Consulting and management fees	58,032	270,848	118,155
Foreign exchange	2,950	36,689	74,929
Insurance	157,031	36,794	14,000
Office and miscellaneous	105,808	131,667	83,163
Professional fees	185,805	116,328	109,007
Regulatory and filing fees	98,508	84,088	66,871
Rent	83,967	39,631	22,103
Stock-based compensation (Note 8(a))	859,394	868,190	—
Telephone	19,730	5,114	4,541
Transfer agent	12,583	9,632	9,031
Travel, conferences and promotion	604,638	165,012	53,259
Wages and benefits	1,666,958	—	—
Write-off of mineral property	—	—	1

	3,950,900	1,804,511	598,541

Loss before income taxes	(3,463,007)	(1,202,805)	(415,702)
Income taxes (Note 6)	63,667	(46,740)	(802,669)

Loss for the year	(3,399,340)	(1,249,545)	(1,218,371)
Deficit, beginning of year	(4,220,830)	(2,971,285)	(1,752,914)

Deficit, end of year	$(7,620,170)	$(4,220,830)	$(2,971,285)

Weighted average number of shares outstanding	14,435,573	13,390,604	9,746,722

Loss per share (basic and diluted)	$(0.24)	$(0.09)	$(0.13)

See accompanying notes.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2005, 2004 and 2003

(Canadian dollars)

	2005	(Note 15) 2004	(Note 15) 2003
Cash provided by (used for)
OPERATING ACTIVITIES
Loss for the year	$(3,399,340)	$(1,249,545)	$(1,218,371)
Items not involving cash:
Amortization	95,496	40,518	12,536
Stock-based compensation	859,394	868,190	—
Gain on sale of marketable security	—	(8,290)	—
Gain on sale of investment property	—	(32,801)	—
Write-off of mineral properties	—	—	1
Future income taxes	(68,667)	46,740	762,169

	(2,513,117)	(335,188)	(443,665)
Net change in non-cash working capital items	2,493,856	777,548	191,095

Cash (used for) provided by operating activities	(19,261)	442,360	(252,570)

INVESTING ACTIVITIES
Proceeds on sale of marketable security	—	9,790	—
Proceeds on sale of investment property	—	143,668	—
Payments for mineral properties and exploration costs	(16,567,083)	(2,386,636)	(1,742,663)
Acquisition of property and equipment	(165,857)	(451,644)	—

Cash used for investing activities	(16,732,940)	(2,684,822)	(1,742,663)

FINANCING ACTIVITIES
Payments on capital lease	(22,671)	(15,114)	—
Cash proceeds from shares issued	10,010,000	2,550,000	24,510,000
Share issue costs paid	(85,893)	—	(1,649,750)

Cash provided by financing activities	9,901,436	2,534,886	22,860,250

(Decrease) Increase in cash and cash equivalents	(6,850,765)	292,424	20,865,017
Cash and cash equivalents, beginning of year	25,029,585	24,737,161	3,872,144

Cash and cash equivalents, end of year	$18,178,820	$25,029,585	$24,737,161

Cash and cash equivalents comprises:
Cash	$2,883,130	$60,461	$27,760
Term deposits and short-term discount notes	15,295,690	24,969,124	24,709,401

	$18,178,820	$25,029,585	$24,737,161

See accompanying notes.

*	Supplemental disclosure of non-cash investing and financing activities, refer to Note 11.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2005, 2004 and 2003

(Canadian Dollars)

	Common Stock		Contributed Surplus	Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance as at December 31, 2002	9,131,766	$8,086,803	$—	$(1,752,914)	$6,333,889
Issued for cash
Exercise of stock options	50,000	150,000	—	—	150,000
Broker warrants	70,000	210,000	—	—	210,000
Issued by private placement for cash	3,450,000	24,150,000	—	—	24,150,000
Share issue costs	—	(1,649,750)	—	—	(1,649,750)
Tax effect on flow-through shares	—	(608,692)	—	—	(608,692)
Issued for mineral properties	200,000	60,000	—	—	60,000
Loss for the year	—	—	—	(1,218,371)	(1,218,371)

Balance as at December 31, 2003	12,901,766	30,398,361	—	(2,971,285)	27,427,076
Issued for cash
Exercise of stock options	840,000	2,550,000	—	—	2,550,000
Issued for mineral properties	200,000	60,000	—	—	60,000
Value assigned to options granted	—	—	868,190	—	868,190
Loss for the year	—	—	—	(1,249,545)	(1,249,545)

Balance as at December 31, 2004	13,941,766	33,008,361	868,190	(4,220,830)	29,655,721
Issued by private placement for cash	1,330,000	10,010,000	—	—	10,010,000
Issued for finders’ fees	103,951	669,788	—	—	669,788
Share issue costs	—	(755,681)	—	—	(755,681)
Tax effect on flow-through shares	—	(3,530,672)	—	—	(3,530,672)
Issued for mineral properties	200,000	60,000	—	—	60,000
Value assigned to options granted	—	—	859,394	—	859,394
Loss for the year	—	—	—	(3,399,340)	(3,399,340)

Balance as at December 31, 2005	15,575,717	$39,461,796	$1,727,584	$(7,620,170)	$33,569,210

See accompanying notes.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

SCHEDULES OF MINERAL PROPERTIES

For the years ended December 31, 2005 and 2004

(Canadian Dollars)

			2005	2004
ACQUISITION COSTS
Kamloops Afton Claims			$601,734	$541,734
Kamloops Ajax-Python Claims			48,732	48,732
Timmins, Ontario Claims			1	1

Balance, End of Year			$650,467	$590,467

DEFERRED EXPLORATION COSTS
	Afton Claims	Ajax-Python Claims	2005	2004
Balance, Beginning of Year	$5,118,047	$225,418	$5,343,465	$2,956,829

Aboveground Exploration Costs
Assays and testing	13,430	—	13,430	11,019
Drilling	217,441	—	217,441	131,944
Engineering	—	—	—	37,380
Geological consulting	219,780	—	219,780	51,615
Miscellaneous	16,975	—	16,975	7,278
Staking and filing fees	443	1,684	2,127	4,781
Supplies and equipment rental	67,130	—	67,130	3,829
Travel and accommodation	16,020	—	16,020	10,529
Wages and benefits	121,207	—	121,207	9,348
Grant recoveries (Note 2(d))	—	—	—	(40,311)

	672,426	1,684	674,110	227,412

Underground Exploration Costs
Assays and testing	306,938	—	306,938	1,049
Drilling	1,942,818	—	1,942,818	59,556
Engineering	46,943	—	46,943	184,494
Geological consulting	680,515	—	680,515	233,552
Insurance	6,111	—	6,111	36,161
Miscellaneous	6,485	—	6,485	6,728
Road construction and maintenance	45,115	—	45,115	221,240
Staking and filing fees	10,406	—	10,406	—
Supplies and equipment rental	197,777	—	197,777	49,636
Travel and accommodation	94,941	—	94,941	24,990
Tunneling and decline costs	11,981,887	—	11,981,887	1,319,167
Utilities	191,462	—	191,462	—
Wages and benefits	381,575	—	381,575	22,651

	15,892,973	—	15,892,973	2,159,224

Balance, End of Year	$21,683,446	$227,102	21,910,548	5,343,465

Mineral Properties			$22,561,015	$5,933,932

See accompanying notes.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

1.	NATURE OF OPERATIONS

New Gold Inc., which changed its name from DRC Resources Corporation on June 1, 2005 (the “Company”), is in the process of exploring and developing mineral prospects in British Columbia, Canada. Its principal project, the Afton copper-gold project, has previously been subject to exploration, an advanced scoping study and has not yet been confirmed to have economically viable copper/gold reserves. The Company’s intention is to proceed to complete a feasibility study in 2006 to confirm whether economical reserves exist.

The underlying value of the Company’s mineral claims is dependent upon the existence and economic recovery of mineral reserves, and the ability of the Company to raise financing to complete the development of and operation of the project. In addition, the investments may be subject to changes in government relations related to mining activities, economic instability and access rights disruption.

The Company believes it has adequate funds available to meet its corporate and administrative obligations plus its funding requirement to complete the feasibility study for the Afton copper/gold project, administration while having surplus funds available for exploration. Management will have to pursue additional financing upon the completion of a positive feasibility to finance the projects construction. There can be no assurance it will be able to raise sufficient funds when these funds are required. (See Note 16(a))

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities at purchase dates of 90 days or less.

b)	Mineral Properties

The Company records the acquisition cost of mineral rights and all related exploration expenditures at cost. Expenditures relating to mineral properties that have economically recoverable reserves or significant mineralization, which in the view of management justify further exploration, are deferred until such time as such properties are brought into production, sold, allowed to lapse or abandoned. Mineral property option proceeds, if received, are credited against the deferred costs incurred by the Company on the property or properties being optioned. The balances of costs deferred in respect to the Company’s mineral property interests at any point in time represent actual historical costs incurred and are not meant to be indicative of present or future fair values.

The Company reviews quarterly the capitalized costs on its mineral property interests on property-by-property basis and will recognize an impairment in value based upon current exploration results and management’s assessment of the probability of achieving the recovery of the costs incurred to date, whether by profitable commercial production or by the sale of the property in question. Management’s assessment of a particular mineral

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

property’s estimated current fair value may also be based upon a review of other property transactions that have occurred in the same geographical area as that of the property under review.

The Company has accounted for its mineral property interests as tangible assets in accordance with Section 3061 of the Accounting Recommendations issued by the Canadian Institute of Chartered Accountants (“CICA 3061”). This standard states that “mining properties are items of property, plant and equipment represented by the capitalized costs of acquired mineral rights and the costs associated with exploration for and development of mineral reserves.” Under CICA 3061 the amortization of such mining assets will be over their estimated useful life upon the achievement of commercial production.

c)	Property and Equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method at a rate of 5% per annum for building, 20% per annum for transportation vehicles and 20% per annum for mining, office and computer equipment. Amortization is recorded when the asset is fully operational.

d)	Grant Recoveries

Grant recoveries represent British Columbia Mining Exploration Tax Credit claim refunds of 20% of eligible exploration expenditures. These grants are for qualifying exploration expenditures at a grassroots level for mineral properties in the Province of B.C.

e)	Loss Per Share

Basic loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding during the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments. The effect of potential issuances of shares under options would be anti-dilutive and accordingly basic and diluted loss per share are the same.

f)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Significant areas of estimate relate to the recoverability of mineral properties and related deferred exploration costs, determinations as to whether costs are expensed or deferred, stock compensation valuation assumptions, future site restoration costs, and the future income tax asset valuation allowance. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the financial statements of future changes in such estimates could be material.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

g)	Income and Resource Taxes

The Company recognizes and measures, as assets and liabilities, income and resource taxes currently payable or recoverable as well as future taxes which would arise from the realization of assets or the settlement of liabilities at their carrying amounts to the extent that these differ from their tax bases. Future tax assets and liabilities (“FITs”) are measured using the enacted or substantially enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not likely.

To date the Company has not recorded any future tax assets to offset its FIT liabilities. If it were to do so, the Company would report an FIT recovery in its Statement of Operations and Deficit to the extent of the asset recognized.

h)	Foreign Currency Translation

The Company’s former foreign wholly-owned subsidiary operation, which was wound-up effective January 1, 2005, was considered fully integrated with the Company and was translated into Canadian dollars using the weighted average rates for the year for items included in the statement of operations and deficit, except for amortization which was translated at historical rates, the rate prevailing at the balance sheet date for monetary assets and liabilities, and historical rates for all other items. Exchange gains or losses on translation were included in the current year’s operations.

i)	Flow-Through Shares

During 2005 the Company has substantially adopted the consensus of Abstract #146 of the Emerging Issues Committee of the CICA in respect to its accounting for all flow-through share renunciations occurring subsequent to March 19, 2004. Under the Canadian Income Tax Act an enterprise may issue securities referred to as flow-through shares whereby the investor may claim the tax deductions associated with the related resource expenditures. The Company records future income tax liabilities (or renounced expenditures multiplied by the effective corporate tax rate) on the earlier of the date that the resource expenditures are renounced to the investors and the date that, in the opinion of management, reasonable assurance exists that the expenditures will be completed. During 2005 these FITs have been presented in the balance sheets of the first financial statements prepared by the Company for continuous disclosure purposes, including herein, subsequent to the date of each issuance of flow through shares. The FIT amounts are recorded as share issue costs, offset to share capital.

j)	Asset Retirement Obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made. A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life. Adjustments will also be made in subsequent periods to changes on asset retirement

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

obligations due to changes in regulations or cost estimates. As at December 31, 2005, the Company has not recorded any asset retirement obligations.

k)	Stock-Based Compensation

The Company adopted the recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on or after January 1, 2003. The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. The fair value of stock options is determined by the Black-Scholes option pricing model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of share capital is determined by the quoted market price of the Company’s shares.

3.	MINERAL PROPERTIES

a)	Kamloops, B.C. “Afton” Mineral Property

The Afton mineral properties consist of nine new mineral claims staked under the new mineral tenure system in British Columbia and fourteen heritage claims, covering a total area of 4,011.1 hectares.

Under the terms of two option agreements (“Option”) dated September 22, 1999 to acquire the Afton Mineral Claims, the Company agreed to issue 2 million common shares and complete an aggregate work commitment totaling $6.5 million over nine years to earn the rights to the mineral claims. Under the terms of the Option agreement to acquire the mineral claims for the Afton Mineral Claims, the optionors retained a 10% net profit royalty (See Note 13(a)).

The Company made the final common share payment of 200,000 common shares on August 22, 2005 and now has completed its commitment under the Option agreement. The Company has a 100% interest in the mineral claims subject to the 10% net profit royalty maintained by the optionors.

A director of the Company had a one-half interest in the Option agreement as one of the optionors (See Note 9(d)).

b)	Kamloops, B.C., “Ajax” Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty, consisting of fifteen new mineral claims staked under the new mineral tenure system in British Columbia and fifteen heritage claims.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

c)	Timmins, Ontario, Mineral Property

The Company owns a 100% interest in eleven mineral claims located in the Porcupine Mining Division of Ontario. The mineral claims are in good standing until October 14, 2006.

4.	PROPERTY AND EQUIPMENT

			Net Book Value
	Cost	Accumulated Amortization	2005
Land	$56,900	$—	$56,900
Building	104,700	10,470	94,230
Transportation vehicles	130,071	58,434	71,637
Mining equipment	304,296	43,845	260,451
Office and computer equipment	146,146	50,865	95,281

	$742,113	$163,614	$578,499

			Net Book Value
	Cost	Accumulated Amortization	2004
Land	$56,900	$—	$56,900
Building	104,700	5,235	99,465
Transportation vehicles	130,071	32,420	97,651
Mining equipment	212,926	—	212,926
Office and computer equipment	77,741	36,545	41,196

	$582,338	$74,200	$508,138

5.	CAPITAL LEASE PAYABLE

	2005	2004
GMAC, 0%, repayable in monthly installments of $1,889, matures April 30, 2007	$30,228	$52,899
Less: current portion due within one year	(30,228)	(22,671)

	$—	$30,228

In January 2006, the Company sold a transportation vehicle to a former director of the Company who took over the related capital lease payments totaling $30,228.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

6.	INCOME TAXES

a)	Loss before income taxes are as follows:

	2005	2004	2003
Canada	$(3,463,007)	$(1,222,186)	$(415,736)
U.S.A.	—	19,381	34

Total	$(3,463,007)	$(1,202,805)	$(415,702)

b)	The provision for income taxes consist of the following:

	2005	2004	2003
Future Taxes (Recovery)
Canada	$(68,667)	$46,740	$762,169
Ontario Capital Tax	5,000
Large Corporation Tax
Canada	—	—	40,500

Total	$(63,667)	$46,740	$802,669

Temporary differences that give rise to future income taxes are as follows:

	2005	2004
Long-term future tax liability
Mineral Properties	$4,364,096	$909,057
Equipment	20,584	13,618

Total long-term future income tax liability	$4,384,680	$922,675

c)	A reconciliation of expected and actual income tax expense at statutory rates is as follows:

	2005	2004
Loss for accounting purposes	$(3,463,007)	(1,202,805)

Expected income tax recovery	$(1,232,830)	(439,024)
Net effect of non-deductible amounts	92,093	271,907
Unrecognized benefit of tax pools carried forward	1,140,737	167,117

Income tax recovery	$—	—

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

d)	Temporary differences that could give rise to future income tax assets:

	2005	2004
Long-Term Future Income Tax Assets
Loss carry forwards	$1,969,520	$948,462
Share issue costs	456,888	403,265

Total Long-Term Future Income Tax Assets	2,426,408	1,351,727
Less valuation allowance	(2,426,408)	(1,351,727)

Net long-term future income tax assets	$—	$—

e)	Subject to confirmation by the income tax authorities, the Company has the following undeducted tax pools:

	2005	2004
Canadian Exploration Expenses	$9,421,165	$2,866,209

Canadian Development Expenses	$713,607	$651,480

Undepreciated Capital Costs	$462,989	$451,039

Share Issue Costs	$1,300,933	$1,071,942

Non-Capital Losses, expiring at various dates to 2015	$5,607,974	$2,532,071

7.	SHARE CAPITAL

Authorized

Unlimited number of common shares without par value. Effective June 1, 2005, the Company increased the authorized share capital to an unlimited number of common shares without par value from 40,000,000 common shares without par value.

Issued and Outstanding

	Number of Shares	Amount
Balance, December 31, 2003	12,901,766	$30,398,361
Issued for cash
Exercise of stock options	840,000	2,550,000
Issued for mineral properties	200,000	60,000

Balance, December 31, 2004	13,941,766	33,008,361
Issued for cash
Private placements, net of share issue costs (a)	1,330,000	9,254,319
Issued for finders’ fee (a)	103,951	669,788
Tax effect on flow-through shares	—	(3,530,672)
Issued for mineral properties (b)	200,000	60,000

Balance, December 31, 2005	15,575,717	$39,461,796

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

a)	On April 22, 2005, the Company completed a non-brokered private placement by issuing 400,000 flow-through common shares at a price of $7.50 per share for gross proceeds of $3 million (net proceeds $2,793,809). The Company issued 29,000 shares, at a market value of $6.20 per share, as a finders’ fee for the placement of common shares.

On October 6, 2005, the Company completed a non-brokered private placement by issuing 430,000 flow-through common shares at a price of $7.00 per share for gross proceeds of $3.01 million. The Company issued 36,331 shares, at a market value of $5.78 per share, as a finders’ fee for placement of the common shares.

On December 22, 2005, the Company completed a non-brokered private placement by issuing 500,000 flow-through common shares at a price of $8.00 per share for gross proceeds of $4.0 million. The Company issued 38,620 shares, at a market value of $7.25 per share, as a finder’s fee for placement of the common shares.

b)	The Company issued the final share commitment of 200,000 common shares at a deemed value of $0.30 per share in accordance with the Afton mineral claim agreement.

8.	STOCK OPTIONS

a)	On May 4, 2005, at the Company’s Annual General Meeting, the disinterested shareholders approved a change to the Company’s Stock Option Plan (“Plan”). The approved change increased the number of options issuable from a fixed amount of 1,000,000 options to 10% of the outstanding capital of the Company on a reloading basis. The reloading basis allows the number of options eligible to be issued to increase to the current 10% level of the then present outstanding capital of the Company. In addition, exercised options are also automatically reloaded into the Plan. The Plan also requires disinterested shareholders to renew their approval every subsequent third year.

In addition, the Company has issued under the 2% inducement rules available under the TSX regulations, a total of 500,000 stock options to senior officers which are not included in the 10% allowable issuable amount.

Options issued subsequent to the approval of the new Plan primarily vest one half after six months and the remainder after one year from the date of issuance.

As at December 31, 2005, the stock options held by directors, consultants and employees are as follows:

Option Strike Price	Options Outstanding	Weighted Average Remaining Life (Years)
$4.60	600,000	3.8
$4.61 to $5.99	12,000	4.7
$6.00 to $6.99	800,000	4.4
$7.00 to $7.04	315,000	4.6

	1,727,000	4.5

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

As at December 31, 2005, 1,080,000 stock options had vested.

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Balance, December 31, 2003	840,000	$3.03	0.9
Granted	700,000	$4.87	4.3
Exercised	(840,000)	$3.03	3.9

Balance, December 31, 2004	700,000	$4.87	4.3
Granted	1,042,000	$6.82	4.5
Terminated	(15,000)	$(6.40)

Balance, December 31, 2005	1,727,000	$6.04	4.5

The fair value of 535,000 options granted during the year ended December 31, 2005 (2004 –750,000) has been estimated at the date of grant using a Black-Scholes option pricing model. The current year’s valuation was calculated with the following assumptions: weighted average risk free interest rate of 3.00 – 3.29% (2004, 3.21 – 3.44%); volatility factor of the expected market price of the Company’s common stock of 44% (2004 - 43%); and a weighted average expected life of the options of 2.5 years (2004 – 2.5 years). The resulting weighted average cost per option granted was $2.00 (2004 – $1.34). The estimated fair value of the options is expensed over the vesting period.

The fair value compensation recorded for the year ended December 31, 2005 in respect of awards granted in 2005 was $859,394 (2004 - $868,190).

b)	Compensation Options

As at December 31, 2005, the following compensation options were issued and outstanding:

Expiry Date	Number of Compensation Options	Weighted Average Exercise Price
October 13, 2006	50,000	$4.60

The exercise of the outstanding options in the loss calculation would anti-dilutive.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

9.	RELATED PARTY TRANSACTIONS

	2005	2004
a) For consulting, administration and exploration costs charged by a Director of the Company. Effective January 1, 2005, these services ceased to be provided by a related party.	$—	$46,460
b) For wages and consulting services charged by a related person of a Director.	$96,000	$72,600
c) For wages and consulting services charged by the President/Director of the Company. Effective January 1, 2005, these services ceased to be provided by a related party.	$—	$153,000
d) For geological consulting services on mineral properties charged by an Officer of the Company. Effective January 1, 2005, these services ceased to be provided by a related party.	$—	$101,060
e) For 100,000 shares issued in payment pursuant to the Afton mineral claim option agreement to a Director of the Company.	$30,000	$30,000
f) For secretarial and administrative services charged by a Director of the Company. Effective January 1, 2005, these services ceased to be a related party.	$—	$72,600

10.	CONTRIBUTED SURPLUS

The following table identifies the changes in contributed surplus for the period:

Stock-Based Compensation
Balance – December 31, 2004	$868,190
Stock-based compensation	859,394

Balance – December 31, 2005	$1,727,584

11.	SUPPLEMENTARY CASH FLOW INFORMATION

The Company conducted non-cash investing and financing activities as follows:

	2005	2004
Investing Activities
Vehicle acquired via capital lease	$—	$68,013
Financing Activities
Value assigned to options granted	859,394	868,190
Shares issued for mineral properties	60,000	60,000
Shares issued for finders’ fee	669,788	—

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

12.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, term deposits, corporate notes, amounts receivable, accounts payable and accrued liabilities, and capital lease payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of cash, term deposits, corporate notes, amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short period to maturity of these instruments.

13.	COMMITMENTS AND CONTINGENT LIABILITIES

a)	Under the terms of the Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2,000,000 in cash or shares of the Company.

b)	The Company entered into two service agreements (“Agreements”) dated April 23, 2003, and subsequently amended on January 1, 2005, to provide employment for the Chairman (formerly the President) and the Corporate Secretary (“the Parties”). The Agreements, amongst other things, provide for the terms and conditions for termination where no moral turpitude or dishonesty has occurred on the part of the Parties as well as for retirement provisions should the Parties decide to cease their involvement in the Company. Upon termination by the Company or retirement by either of the Parties, the Company is obligated to pay a lump sum payment equal to one month’s base compensation (based on the prior year’s average monthly rate) for each year of service. As at December 31, 2005 the liability under these employment conditions amount to $445,650 for the Chairman and $225,215 for the Corporate Secretary. These amounts have been accrued and charged during the year to wages and benefits in the Statement of Loss. In January 2006 both of the Parties elected to retire and these amounts were paid.

c)	The Company is committed to an operating lease for office premise rentals in the aggregate of $115,103. The future minimum lease payments as at December 31, 2005 are as follows:

2006	$42,131
2007	45,118
2008	27,854

$115,103

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

14.	ENVIRONMENTAL RISKS

Existing and possible future environmental legislation, regulations and action could give rise to additional expense, including those for future removal and site restoration costs, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its mineral properties on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of mineral properties.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against operations over the estimated remaining life of the related business operation, net of expected recoveries.

15.	COMPARATIVE FIGURES

The comparative balance sheet as at December 31, 2004, and the statements of loss and deficit, and cash flows for the years ended December 31, 2004 and 2003, includes the accounts of the Company and its U.S. wholly-owned subsidiary, Dynamic Resources Corporation, Inc. All significant inter-company transactions and balances were eliminated on consolidation in 2004. Effective January 1, 2005, the operations of the wholly-owned subsidiary were wound up.

16.	SUBSEQUENT EVENTS

a)	Short-form unit offering

On February 28, 2006 the Company completed a short form prospectus filing in Canada to issue, through a syndicate of underwriters, 8,334,000 units at $9.00 per unit for gross cash proceeds of $75,006,000. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable to purchase one common share at a price of $12.00 per share for a period of two years from the date of closing and have been listed for trading on the Toronto Stock Exchange. A commission of 5.25% was paid to the underwriters.

b)	Subsequent to December 31, 2005, the Company will sign definitive contracts totaling $3.7 million for the preparation of a feasibility study (“Study”) for the New Afton copper/gold project. The Study is expected to be completed in the fourth quarter of 2006.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

c)	Subsequent to December 31, 2005 the tax benefits associated with the $10,010,000 in flow through share issuances during 2005 were renounced to the purchasers of the shares.

17.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”), and that impact financial statement line items, are described below.

Mineral property interests and deferred exploration costs

Under Canadian GAAP, costs to acquire property rights and related exploration costs incurred on those properties may be deferred and subsequently carried at cost prior to a Company having obtained the necessary data to complete a positive feasibility study, including the preparation of a cash flow projection in respect to the recoverability of those costs. Accordingly, while the Company’s Afton project remains at a pre-feasibility stage of development, management has elected under Canadian GAAP to defer all costs incurred on it until the property is abandoned, sold, or upon management determining there to be an impairment in value. Under U.S. GAAP, prior to the point in time that a positive feasibility report has been completed in respect to a property, such costs must be expensed as incurred.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Canadian Income Tax Act) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under U.S. GAAP, any difference between the market price of the Company’s stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors. This liability is then recorded as income when the flow-through share proceeds are renounced to investors.

During the year ended December 31, 2005, the Company issued an aggregate of 1,330,000 flow-through shares at an average premium of approximately $0.73 per share relative to the closing market prices of the Company’s shares on the dates that the directors set the flow-through share issue prices. Accordingly, an aggregate dollar premium of $975,100 was obtained and under U.S. GAAP would have been recorded as income from the sale of the tax benefit upon its renunciation to the investors. Consistent with its approach under Canadian GAAP, the Company would record the future tax and income effects of renunciations effective at the first balance sheet date subsequent to completion on the related flow through financing. For cash flow reporting purposes the Company would disclose the substance of the transaction, which is to report the proceeds of these sales as operating cash inflows.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

The reconciling items disclosed herein are in respect to both the recognition of the tax benefit sale under U.S. GAAP and to the reversal of the required Canadian GAAP treatment of flow-through share issuances and renunciations.

The impact of these differences in respect to these financial statements is quantified below in financial statement line items as lettered a) to m):

BALANCE SHEETS

		2005	2004
	Assets
	Deferred property costs under Canadian GAAP	$22,561,015	$5,933,932
	Deferred property costs expenditures expensed under US GAAP	(22,561,015)	(5,933,932)

(a)	Deferred property costs under US GAAP	—	—

(b)	Total assets under US GAAP	19,190,578	25,861,713

	Future tax liability under Canadian GAAP	4,384,680	922,675
	Reversal of temporary differences for property costs expensed under US GAAP	(4,364,096)	(909,057)

(c)	Future tax liability under US GAAP	20,584	13,618

(d)	Total liabilities under US GAAP	3,818,287	1,230,867

	Share capital under Canadian GAAP	39,461,796	33,008,361
	Flow-through proceeds included in income under US GAAP	(975,100)	—
	Reduction of FIT liability under US GAAP	4,364,096	909,057

(e)	Share capital under US GAAP	42,850,792	33,917,418

	Deficit under Canadian GAAP	(7,620,170)	$(4,220,830)
	Adjustment for property costs expensed under US GAAP	(22,561,015)	(5,933,932)
	Adjustment for flow through shares proceeds included in income	975,100	—

(f)	Deficit under US GAAP	(29,206,085)	(10,154,762)

(g)	Total Shareholders’ Equity Under US GAAP	15,372,291	$24,630,846

(h)	Total liabilities and stockholders’ equity under US GAAP	$19,190,578	25,861,713

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

STATEMENTS OF OPERATIONS AND DEFICIT

		2005	2004	2003
	Loss for the year under Canadian GAAP	$(3,399,340)	$(1,249,545)	$(1,218,371)
	Property costs written off under Canadian GAAP	—	—	1
	Income on the sale of flow-through shares under US GAAP	975,100	—	—
	Property costs expenditures expensed under US GAAP	(16,627,083)	(2,446,636)	(1,802,663)

(i)	Loss for the year under US GAAP	$(19,051,323)	$(3,696,181)	$(3,021,033)

(j)	Basic and diluted loss per share under US GAAP	$1.32	0.28	0.31

STATEMENTS OF CASH FLOWS

		2005	2004	2003
	Operating Activities
	Cash from (used in) operating activities under Canadian GAAP	$(19,261)	$442,360	$(252,570)
	Loss for the year under Canadian GAAP	3,399,340	1,249,545	1,218,371
	Loss for the year under US GAAP	(19,051,323)	(3,696,181)	(3,021,033)
	Deferred property costs written off under Canadian GAAP	—	—	(1)
	Non-cash issue of shares for mineral property costs	60,000	60,000	60,000

(k)	Net cash used for operating activities under US GAAP	$(15,611,244)	$(1,944,276)	$(1,995,233)

	Investing Activities
	Cash used in investing activities under Canadian GAAP	$(16,732,940)	(2,684,822)	(1,742,663)
	Cash property costs included in operations under US GAAP	16,567,083	2,386,636	1,742,663

(l)	Net cash used in investing activities under US GAAP	$(165,857)	(298,186)	—

	Financing Activities
	Cash provided in financing activities under Canadian GAAP	$9,901,436	2,534,886	22,860,250
	Flow-through proceeds included in income under US GAAP	(975,100)	—	—

(m)	Net cash provided by financing activities under US GAAP	$8,926,336	2,534,886	22,860,250